Mr. Kevin L. Vaughn, Accounting Branch Chief

Ms. Tara Harkins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 26, 2012

File No. 001-15128

Dear Mr. Vaughn and Ms. Harkins:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2012 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) of United Microelectronics Corporation (the “Company”). For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

* * *

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 43

-Critical Accounting Policies, page 45

-Inventory, page 46

1.	We note your disclosure here related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “net relizable value.” As applicable, revise Note 35 in future filings to explain how your evaluation of potential impairment to the value of inventory differs between U.S. GAAP and R.O.C. GAAP.

Response

The Company confirms to the Staff that it will revise its future filings to discuss how the Company develops certain assumptions related to the valuation of its inventory as well as its evaluation of potential impairment to the valuation differences of inventory between U.S. GAAP and R.O.C. GAAP in Notes 35.

Item 18. Financial Statement, page 98

Note 35. U.S. GAAP Reconciliation, page F-82

2.	We note your disclosure on page F-31 and page F-88 related to your 34.90% ownership investment and change of accounting for your investment in Best Elite under U.S. GAAP. Please revise future filings to explain in greater detail the right and features of the Series B and B-1 preferred shares of Best Elite. Discuss in greater detail why these shares do not represent in-substance common stock under U.S. GAAP.

Response

The Company confirms to the Staff that it will revise its future filings to discuss the rights and features of the Series B and B-1 preferred shares, and the reasons of these shares not being in-substance common stock under U.S. GAAP.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886- 2-2658-9168.

Sincerely,

/s/ Chitung Liu

Chitung Liu
Chief Financial Officer